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06011833

March 17, 2006

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd (File No. 82-3315)**


SEC MAIL PROCESSING
RECEIVED
MAR 20 2006
WASH, D.C. 203 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Enclosed please find a copy of certain information concerning transactions in securities of Roche Holding Ltd (File No. 82-3315) published on the website of the Swiss Exchange SWX (www.swx.com/admission/being_public/mtrans/publication_en.html). This information is being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call if you have any questions.

Very truly yours,

Peter R. Douglas

Enclosure

(NY) 09815/019/COR06/0125sec.doc

03/17/06 5:00 PM

Published Notifications on Management Transactions

The below-mentioned data regarding Management Transactions have been transmitted to the SWX Swiss Exchange by the listed companies. The SWX assumes no liability whatsoever for the completeness, correctness or currentness of this information. Please read our legal notice (disclaimer).

Companies whose securities are admitted to trading in the "EU-Compatible Segment" are subject to the requirements for maintenance of listing that are set out under Art. 23 of the Additional Rules for Listing in the "EU-Compatible" Segment of the SWX. They may therefore report management transactions in accordance with EU law as implemented in a given EU member state rather than in accordance with Art. 74a LR. Completed management transactions reported in this manner do not appear on this website.

Transactions from Mar 2006 to Mar 2006

Issuer: Roche

Show also corrected notifications

Search and sort: by date by issuer by amount 321 by amount 123

Occurrances found: **3**

Issuer	**Roche Holding AG**
Transaction date	**10.03.2006** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 36'470 securities** amounting to **CHF 4'447'844.847** (CHF 121.96 / security)
Type of security	Equity securities
ISIN	CH0012032048
Further transaction details	Exersale

Issuer	**Roche Holding AG**
Transaction date	**10.03.2006** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 20'005 securities** amounting to **CHF 2'439'811.8005** (CHF 121.96 / security)
Type of security	Equity securities
ISIN	CH0012032048
Further transaction details	Exersale

Issuer	**Roche Holding AG**
Transaction date	**10.03.2006** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 16'465 securities** amounting to **CHF 2'009'779.4791** (CHF 122.06 / security)
Type of security	Equity securities
ISIN	CH0012032048
Further transaction details	Exersale

Group News




RECEIVED
MAR 2 0 2006

Basel, 16 March 2006

Roche update on Tamiflu for pandemic influenza preparedness

- Additional partners help boost Tamiflu production to 400 million treatments per year
- Research initiatives on Tamiflu and the H5N1 virus identified

Roche announces that it has further expanded its global manufacturing network for the production of Tamiflu and by the end of 2006, will have the capacity to produce up to 400 million treatments annually. This further ramp-up of capacity by 100 million treatments will be achieved through the addition of external production partners identified over the past few months as well as expansion in Roche owned facilities.

Roche's global network for the manufacture of Tamiflu will include several Roche sites and more than 15 external contractors located in 9 different countries around the world. These production partners have been selected primarily on the basis of their ability to produce substantial quantities of intermediates and finished materials in accordance with Roche's quality standards in a relatively short time frame. Albemarle, Ampac Fine Chemicals LLC, API Corporation, Clariant, DSM, FIS, Martek Biosciences Corporation, Novasep/Dynamit Nobel, PHT International, PPG Industries, Sanofi-Aventis, Shaanxi Jiahe Phytochem Co and Siegfried Ltd are amongst the companies that will be involved in contributing to the overall production of Tamiflu.

Roche is in final stage of negotiations for a sublicense with a company in China. Roche is also evaluating sharing of expertise in order to enable production in Africa. This is in addition to sub-licenses for the complete production of oseltamivir that were granted to Hetero and Shanghai Pharmaceuticals last year.

William M.Burns, CEO Roche Pharma Division, said: "Following our open invitation to third parties last year, we have now identified partners who will allow us to expand the global Tamiflu capacity to as much as 400 million treatments annually by the end of this year. Of course, the rate at which this capacity is utilized will depend in large part on the future order flow from governments around the world. We are now ahead of demand in meeting the manufacturing

challenge, but as a research based company, our role goes beyond this. We are committed to further expanding the knowledge base regarding Tamiflu and the H5N1 virus but we cannot do this alone and we need to collaborate with third parties moving forward".

Research initiatives for H5N1

Roche has in place a number of research initiatives to answer questions raised on the use of Tamiflu against the evolving H5N1 avian virus. David Reddy, Roche's Pandemic Task Force Leader, commented: "The H5N1 virus is continually changing. We know that the 1997 Hong Kong virus is different to the Vietnam virus and this in turn is different to the recent Turkey virus. For H5N1 to be the next pandemic strain it must change again and extensive research needs to be carried out in this area so we have as much information as possible about the virus and Tamiflu to help us fight the pandemic threat when it fully emerges".

Research initiatives include:

- Development of models to rapidly predict the response of emerging new viruses to Tamiflu
- Studies to predict the optimum dose and duration of Tamiflu against different H5N1 subtypes
- Long term prophylaxis against H5N1 for workers in essential activities, e.g. hospitals
- Monitoring for resistance of the H5N1 virus to Tamiflu

"Call to Action" to the research community

Roche is seeking collaborations with clinicians/institutions involved in treating those infected with avian influenza to better understand the epidemiology and pathogenesis of this viral infection and to more systematically collect information regarding the use of Tamiflu in patients infected with H5N1. (Any relevant information should be mailed to research.tamiflu@roche.commailto:).

Avian Influenza and Pandemics

The currently circulating H5N1 viruses in South East Asia and Turkey is extremely infective and transmissible in birds, and has induced a severe infection in humans, which results in deaths in an extremely high proportion (52%) of those infected. The World Health Organisation (WHO) has confirmed 177 cases in humans (March 13 2006) which resulted in 98 deaths.

To date, transmission to humans has only occurred in people in close contact with infected birds and poultry farms, however, each new case does provide the virus with an opportunity to improve

its transmissibility in humans increasing the risk of a human pandemic.

Roche's efforts to support government pandemic stockpiling

The World Health Organization (WHO) advises that stockpiling antivirals in advance is presently the only way to ensure that sufficient supplies are available in the event of a pandemic. Roche has been working closely with WHO and national governments to ensure governments are aware of the importance of stockpiling antivirals in the event of a pandemic situation. Roche has received and fulfilled pandemic orders for Tamiflu from more than 65 countries worldwide. The magnitude of these orders varies with some countries, France, Finland, Iceland, Ireland, Luxembourg, Netherlands, New Zealand, Norway, Switzerland and UK stockpiling or intending to stockpile adequate Tamiflu to cover 20-40% of their population. Roche has also donated 5.125 million courses of Tamiflu treatment to the WHO for international rapid response and regional response to a pandemic influenza strain.

Roche and Gilead

Tamiflu was invented by Gilead Sciences and licensed to Roche in 1996. Roche and Gilead partnered on clinical development, with Roche leading efforts to produce, register and bring the product to the markets. Under the terms of the companies' agreement, amended in November 2005, Gilead participates with Roche in the consideration of sub-licenses for the pandemic supply of oseltamivir. To ensure broader access to Tamiflu for all patients in need, Gilead has agreed to waive its right to full royalty payments for product sold under these sub-licenses.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- Roche Health Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
- About Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
- About influenza: www.roche.com/med_mbinfluenza05e.pdf
- WHO: Global influenza programme: www.who.int/csr/disease/influenza/en/
- WHO: Avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/